

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 12, 2022

Chaowei Yan
Chief Financial Officer
Intchains Group Ltd
c/o 9/F, A Block, No.333 Haiyang No.1 Road
Lingang Science and Technology Park
Pudong New Area, Shanghai, 201306
the People's Republic of China

>   **Re: Intchains Group Ltd**
>   **Amendment No. 3 to Registration Statement on Form F-1**
>   **Filed September 2, 2022**
>   **File No. 333-265756**

Dear Mr. Yan:

       We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 12, 2022 letter.

Amendment No. 3 to Registration Statement on Form S-1

Capitalization, page 58

1.   Please address the following:
       • Revise your capitalization table to separately disclose the components of equity, including Class A and Class B ordinary shares, that will be issued and outstanding following the offering;
       • Reconcile the 7,150,000 pro forma as adjusted shares issued and outstanding parenthetically disclosed in the capitalization table with the 124,797,000 shares outstanding immediately after this offering disclosed on page 11;

- Expand footnote (2) to disclose the pro forma shares issued and outstanding in the event the underwriter's overallotment option is exercised in full; and
- Revise footnote (3) to describe and quantify each adjustment made to determine the pro forma as adjusted additional paid-in capital amount.

You may contact SiSi Cheng at (202) 5004 or Martin James at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Sergio Chinos at (202) 551-7844 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing